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03051802

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 52418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grace Matthews Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 N. Milwaukee Street, 7th Floor

(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Beagle 414-278-1120

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feld, Schumacher & Company, LLP

(Name — *if individual, state last, first, middle name*)

2448 S. 102nd Street	West Allis	WI	53227
(Address)	(City)	(State)	Zip Code)


SEC MAIL PROCESSING
RECEIVED
JUL 24 2003
WASH. D.C. 181 SECTION
PROCESSED
JUL 30 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRACE MATTHEWS INVESTMENTS, LLC

FINANCIAL STATEMENTS

December 31, 2001 and 2000

GRACE MATTHEWS INVESTMENTS, LLC
OATH OR AFFIRMATION

I, John L. Beagle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Grace Matthews Investments, LLC, as of December 31, 2001, are true and correct. I further affirm that neither the Company nor principal member has any proprietary interest in any account classified solely as that of a customer.



Signature - John L. Beagle




NOTARY PUBLIC
JODI L. GANNAWAY
STATE OF WISCONSIN

Notary Public

My commission expires: 01/26/03

This report contains:

Facing page

Report of Independent Accountants

Balance Sheets

Statements of Operations and Member's Equity

Statements of Cash Flows

Notes to Financial Statements

Computation of Net Capital Under Rule 15c3-1

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Information Relating to Possession or Control Requirements Under Rule 15c3-3

A Reconciliation Pursuant to Rule 17a-5(d)(4)

Supplementary Report of Independent Accountants on Internal Accounting Control

Feld & Schumacher Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

REPORT OF INDEPENDENT ACCOUNTANTS

To The Member
Grace Matthews Investments, LLC
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Grace Matthews Investments, LLC (a limited liability company) as of December 31, 2001 and 2000 and the related statements of operations and member's equity, and cash flows for the year ended December 31, 2001 and the period January 18, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grace Matthews Investments, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period January 18, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The Company, as disclosed in the notes to financial statements, has extensive transactions and relationships with Grace Matthews, Inc. In addition, the ability of the Company to transact business is dependent upon the Company's affiliation with Grace Matthew, Inc. Accordingly, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher & Company, LLP

February 21, 2002

GRACE MATTHEWS INVESTMENTS, LLC
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2000	2001
Current Assets		
Cash	$ 9,485	$ 9,845
Total current assets	$ 9,485	$ 9,845

LIABILITIES AND MEMBER'S EQUITY

	2000	2001
Liabilities	$ -	$ -
Member's Equity	9,485	9,845
	$ 9,485	$ 9,845

See notes to financial statements.

GRACE MATTHEWS INVESTMENTS, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
For The Year Ended December 31, 2001
and The Period January 18, 2000 (inception) Through
December 31, 2000

	2000	2001
Revenue	$ -	$ -
Expenses		
Bank fees	360	155
NET LOSS	(360)	(155)
Member's Equity, beginning of period	9,845	-
Capital contributions	-	10,000
MEMBER'S EQUITY, end of period	$ 9,485	$ 9,845

See notes to financial statements.

GRACE MATTHEWS INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
For The Year Ended December 31, 2001
and The Period January 18, 2000 (inception) Through
December 31, 2000

	2000	2001
Cash flows from operating activities		
Net loss	$ (360)	$ (155)
Net cash used by operating activities	(360)	(155)
Cash flows from financing activities		
Capital contribution	-	10,000
Net cash provided by financing activities	-	10,000
NET INCREASE (DECREASE) IN CASH	(360)	9,845
Cash, beginning of period	9,845	-
CASH, end of period	$ 9,485	$ 9,845

See notes to financial statements.

Note 1 - Nature of Business

Grace Matthews Investments, LLC (the "Company") was formed on January 18, 2000 and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a single member limited liability company owned by Grace Matthews, Inc. Its principal business activity is the selection, training and supervision of employees of Grace Matthews, Inc. involved with private placements of securities.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's member is involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Grace Matthews, Inc. (see Note 3).

Income Taxes

As a single member limited liability company the Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Company's share of income or loss is reported by its member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company's member, Grace Matthews, Inc. are merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Grace Matthews, Inc. $-0- in 2001 and $-0- in 2000 for expenses associated with management, bookkeeping and certain other services provided to the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Other regulatory requirements provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company had net capital of $9,485. The Company had a minimum net capital requirement of $5,000 at December 31, 2001. The Company had no aggregate indebtedness at December 31, 2001.

SUPPLEMENTARY INFORMATION

GRACE MATTHEWS INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

Net Capital	
Total ownership equity from balance sheet	$ 9,485
Total ownership equity qualified for net capital	$ 9,485
Total capital and allowable subordinated liabilities	$ 9,485
Deductions and/or charges:	
Total nonallowable assets	-
Net capital before haircuts on securities positions	9,485
Haircuts on securities	-
Net capital	$ 9,485
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,485
Excess net capital at 1,000%	$ 9,485
Excess net capital at 1,500%	$ 9,485
Computation of Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$ -
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	$ -

GRACE MATTHEWS INVESTMENTS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

A RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
December 31, 2001

Computation of Net Capital

	Unaudited Filing	Difference(1)	Audited Filing
Total ownership equity	$ 9,485	$ -	$ 9,485
Total ownership equity qualified for net capital	$ 9,485	$ -	$ 9,485
Total capital and allowable subordinated liabilities	$ 9,485	$ -	$ 9,485
Total nonallowable assets	-		-
Net capital before haircuts on securities positions	9,485	-	9,485
Haircuts on securities	-	-	-
Net capital	$ 9,485	$ -	$ 9,485

(1) Reflects the net effect of audit adjustments from the 2001 audit.

Feld & Schumacher Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To The Member of
Grace Matthews Investments, LLC

In planning and performing our audit of the financial statements of Grace Matthews Investments, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Grace Matthews Investments, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by Grace Matthews Investments, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher + Company, LLP

February 21, 2002